Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-125679 on Form S-8 of our report relating to the financial statements and financial statement schedules of ABX Air, Inc dated March 15, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 158 Employers Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132(R)), and of our report relating to management’s report on the effectiveness of internal control over financial reporting, dated March 15, 2007 appearing in the Annual Report on Form 10-K of ABX Air, Inc. for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Dayton, Ohio

March 15, 2007